SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(b) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  0-3858

INTERNATIONAL LEISURE HOSTS, LTD.
(Exact Name of Registrant as specified in its Charter)

3207 S. Hardy Drive
Tempe, Arizona 85282
(Address of Principal Executive Offices)   (Zip Code)

(480) 829-7600
(Registrant’s Telephone Number, including area code)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[X]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:  380

            Pursuant to the requirements of the Securities and Exchange Act of 1934, International Leisure Hosts, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

International Leisure Hosts, Ltd.

Date: June 15, 2004	By: /s/ Michael P.Perikly
President